Exhibit 99.1

YM BIOSCIENCES REPORTS FISCAL YEAR END 2009
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - September 25, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported operational and financial results for its fiscal year end, ended June 30, 2009.

“Just weeks ago we received clearance from the US Treasury Department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any cancer indication. Obtaining this clearance will be a transformative event for nimotuzumab and highlights the significant efforts made by YM staff in fiscal 2009 to advance our lead drug in an aligned effort with our licensees,” said David Allan, Chairman and CEO of YM BioSciences. “Although encouraging data was presented at ASCO 2009 describing the efficacy of nimotuzumab but without advanced toxicities, we anticipate that, once a broader group of key US oncologists gain experience investigating nimotuzumab in their patients, the benefits of our drug and its potential for best-in-class status will be more fully appreciated by this community, as well as by potential partners and investors.”

Nimotuzumab is being advanced globally on multiple fronts supported by a network of cooperative relationships. In total, 32 Phase II and III clinical trials are currently ongoing, 11 of which are being conducted by YM’s majority owned subsidiary, CIMYM BioSciences Inc., or its licensees.

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Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, and YM’s licensee in Korea, Kuhnil Pharmaceutical Co., are currently collaborating on a Phase II randomized, open-label trial they are conducting that is evaluating nimotuzumab plus irinotecan compared to irinotecan alone in patients with advanced or recurrent gastric cancer refractory to 5-FU-containing regimens which is designed to complete recruitment in calendar 2009. Daiichi has also launched a Phase II trial in first-line NSCLC bringing to three the number of NSCLC indications being investigated by our direct consortium.

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Randomized, Phase II, double-blind trials in brain metastases from non-small cell lung cancer (NSCLC) and in NSCLC patients ineligible for radical chemotherapy were initiated in Canada; recruitment commenced in March 2009 for NSCLC and in September for the brain metastases trial. A Phase II, second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

•	Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reports that it continues to recruit for a Phase III trial in adult glioma and a Phase II/III trial in pancreatic cancer.

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Innogene Kalbiotech PTE Ltd. (IGK), a subsidiary of Kalbe Farma, the largest public Southeast Asian pharmaceutical company and a CIMYM licensee, reported marketing approval in the Philippines and Indonesia, bringing to 21 the number of countries that are now reported as having approved the drug for sale in specific indications. In January 2009, the National Cancer Centre of Singapore announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the on-going investigator-initiated Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer.

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Subsequent to the end of the fiscal year, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) to further develop its lead product, nimotuzumab, for patients in the United States. YM’s first priority is discussion with the FDA on its two IND submissions to include US citizens in the randomized, double-blind Phase II trial of nimotuzumab in NSCLC patients ineligible for radical chemotherapy and the parallel Phase II trial in patients with brain metastases from NSCLC, both of which YM initiated in Canada during the 2009 fiscal year. Development plans may also include extending one of the Phase III trials being conducted worldwide into the US, such as the multinational 710-patient Phase III trial of nimotuzumab in the adjuvant setting in head and neck cancer.

YM continues to prepare its second late-stage product, AeroLEF®, for further development internationally. After consulting with regulatory bodies in Europe and Canada, the Company is now determining the optimal clinical path forward and conducting discussions with prospective partners around the Phase III strategy.

The Company continues to evaluate opportunities to amplify and diversify its development portfolio through potential licensing, acquisition or M&A activity. YM filed and received clearance for a “shelf” prospectus in Canada and the USA subsequent to the end of the fiscal year. A “shelf” facilitates financing by a company, reduces the time period during which a company must otherwise wait for a prospectus to be cleared, permits the sale to investors of shares without a “hold period” (thus significantly reducing the cost of capital) and permits the use of freely traded shares in the case of another acquisition by YM, again significantly reducing the prospective cost of capital. The “shelf” registration covers any financing during the forthcoming 25 months.

Cancellation of AIM Listing
YM also announces that trading of the Company's Common Shares on the AIM market of the London Stock Exchange ("AIM") will be cancelled on October 26, 2009. YM shares have traded on AIM since 2002, however the majority of its shareholder base and liquidity now result from its Canadian and US listings. Therefore YM has concluded that the additional costs associated with maintaining a listing on AIM were not justifiable given its North American focused shareholder base. The cancellation of trading of its common shares on AIM will be effective from 7:00 a.m. (GMT) on Monday, October 26, 2009 (the "Cancellation Date").

Following the cancellation of the Company's Common Shares on AIM, shareholders may continue to hold their shares and continue to trade such shares on either the TSX under the symbol ‘YM’ or the NYSE Amex under the symbol ‘YMI’. YM does not expect the liquidity or marketability of its common shares to be materially affected by the AIM delisting.

Financial Results (CDN dollars)
Total revenue for the fiscal year ended June 30, 2009 was $5.6 million compared with $7.4 million for fiscal 2008. Total revenue for the fourth quarter of fiscal 2009 was $0.8 million compared with $2.0 million for the fourth quarter of fiscal 2008. Revenue from out-licensing was $4.5 million for fiscal 2009 compared with $4.9 million for fiscal 2008. The decrease is mainly attributable to the 12 month extension of the revenue recognition period for the initial payment from Daiichi Pharmaceutical Co., Ltd, as a result of a revision to the estimated period of the collaboration. The majority of YM’s out-licensing revenue comes from five out-licensing agreements with third party licensees. YM also began receiving royalty payments from a limited sales program in Europe in the fourth quarter of fiscal 2008.

Licensing and product development expenses were $14.2 million for the fiscal year ended June 30, 2009 compared with $15.6 million for fiscal 2008. Licensing and product development expenses were $2.6 million for the fourth quarter of fiscal 2009 compared with $3.6 million for the fourth quarter of fiscal 2008.

Costs associated with development activities for nimotuzumab were $6.0 million for the fiscal year ended June 30, 2009 compared to $5.2 million for the previous year.  Costs associated with development activities for nimotuzumab were $1.4 million for the fourth quarter of fiscal 2009, which is comparable to $1.5 million for the same quarter of the previous year. The increase was mainly due to two new clinical trials, one for brain metastases from NSCLC and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during fiscal 2009.

Costs associated with development activities for AeroLEF™ were $1.7 million for the fiscal year ended June 30, 2009 compared to $2.0 million for the previous year.  Costs associated with development activities for AeroLEF™ were $0.2 million for the fourth quarter of fiscal 2009, compared to $0.4 million the previous year. The decrease was primarily due to the shift from clinical activity in fiscal 2008, to new marketing and out-licensing initiatives, as well as clarifying our regulatory position in Europe, in fiscal 2009.

General and administrative expenses were $4.8 million for the fiscal year ended June 30, 2009 compared with $6.8 million for the previous year. General and administrative expenses for the fourth quarter of fiscal 2009 were $1.3 million which is comparable to $1.3 million for the same quarter in the prior year.

Net losses for the fiscal year and fourth quarter ended June 30, 2009 were $13.1 million ($0.23 per share) and $3.3 million ($0.06 per share) respectively, compared to $14.9 million ($0.27 per share) and $3.0 million ($0.05 per share) for the same periods last year.

The Company received an audit opinion for the fiscal year ended June 30, 2009 which included an explanatory paragraph referencing note 1 to the consolidated financial statements of the Company's fiscal 2009 annual report which discusses substantial doubt about the Company's ability to continue as a going concern as the Company has no net earnings, minimal revenue and negative operating cash flows. YM had net cash of more than $41 million at June 30, 2009 which it believes is sufficient to continue its development activity well beyond the 2010 fiscal year.  The disclosure in note 1 is consistent with YM’s disclosure in previous financial reports and is intended to alert readers to the risks inherent to the industry in which it operates, which include the reliance on the capital markets and uncertain partnership revenues. As at June 30, 2009 the net cash consisted of cash and cash equivalents and short-term deposits totaling $42.1 million and payables and accrued liabilities totaling $0.9 million compared to $58.1 million and $2.0 million respectively at June 30, 2008.

As at June 30, 2009 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares held in escrow to be released contingent upon the completion of certain milestones.

The Company’s annual financial statements and management’s discussion and analysis will be available on www.sedar.com, www.edgar.com and at www.ymbiosciences.com

AGM Announcement
YM BioSciences' Annual Meeting of Shareholders will be held on November 19th, 2009 at 4:00 p.m. at the Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in more than 20 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using fentanyl because patients can individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

June 30, 2009 and 2008

	2009	2008

Assets

Current assets:
Cash	$2,337,716	$3,119,189
Short-term deposits	39,713,042	54,981,737
Accounts receivable	564,584	403,371
Prepaid expenses	352,850	375,133
	42,968,192	58,879,430

Property and equipment	96,876	128,400

Intangible assets	3,004,868	4,065,409

	$46,069,936	$63,073,239

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$431,028	$307,588
Accrued liabilities	486,723	1,715,024
Deferred revenue	2,549,568	4,623,340
	3,467,319	6,645,952

Deferred revenue	2,898,292	4,414,256

Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	-	3,150,539
Contributed surplus	13,035,123	9,123,824
Deficit	(146,251,951)	(133,182,485)
	39,704,325	52,013,031

Basis of presentation
Commitments

	$46,069,936	$63,073,239

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2009	2008	2007

Out-licensing revenue	$4,543,280	$4,859,085	$4,407,890
Interest income	1,070,264	2,584,080	3,239,540
	5,613,544	7,443,165	7,647,430

Expenses:
Licensing and product development	14,172,845	15,631,550	28,758,469
General and administrative	4,839,870	6,831,955	6,978,336
Impairment of intangible assets	-	-	1,829,538
	19,012,715	22,463,505	37,566,343

Loss before the undernoted	(13,399,171)	(15,020,340)	(29,918,913)
Gain (loss) on foreign exchange	67,075	32,463	(142,552)
Gain (loss) on short-term deposits	(40,200)	172,276	-
Loss on disposal of property and equipment	-	(70,143)	-
Other income	307,140	-	-

Loss before income taxes	(13,065,156)	(14,885,744)	(30,061,465)

Current income taxes	4,310	-	1,668,775

Loss and comprehensive loss for the year	(13,069,466)	(14,885,744)	(31,730,240)

Deficit, beginning of year	(133,182,485)	(118,296,741)	(86,566,501)

Deficit, end of year	$(146,251,951)	$(133,182,485)	$(118,296,741)

Basic and diluted loss per common share	$(0.23)	$(0.27)	$(0.57)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,804,674

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2009	2008	2007

Cash provided by (used in):

Operating activities:
Loss for the year	$(13,069,466)	$(14,885,744)	$(31,730,240)
Items not involving cash:
Amortization of property and equipment	91,896	125,271	107,107
Amortization of intangible assets	1,060,541	1,060,541	1,913,040
Impairment of intangible assets	-	-	1,829,538
Loss on disposal of property and equipment	-	70,143	-
Unrealized loss on short-term deposits	41,912	-	-
Stock-based compensation	760,760	2,063,973	1,716,913
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(138,930)	(61,483)	1,816,092
Accounts payable, accrued liabilities and deferred revenue	(4,694,597)	(5,844,790)	11,604,460
	(15,947,884)	(17,472,089)	(12,743,090)
Financing activities:
Issuance of common shares on exercise of options	-	-	11,232
Issuance of common shares on exercise of warrants	-	-	89,375
	-	-	100,607

Investing activities:
Short-term deposits, net	15,226,783	14,742,701	15,881,679
Additions to property and equipment	(60,372)	(37,770)	(127,162)
Proceeds from sale of property and equipment	-	38,996	-
	15,166,411	14,743,927	15,754,517

Increase (decrease) in cash and cash equivalents	(781,473)	(2,728,162)	3,112,034

Cash and cash equivalents, beginning of year	3,119,189	5,847,351	2,735,317

Cash and cash equivalents, end of year	$2,337,716	$3,119,189	$5,847,351